UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144/A
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
OMB APPROVAL
OMB Number: 3235-0101 Expires: June 30, 2020 Estimated average burden hours per response 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Guaranty Bancshares, Inc.	(b) IRS IDENT. NO. 75-1656431	(c) S.E.C. FILE NO. 001-38087	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 201 South Jefferson Ave. Mt. Pleasant TX 75455			(e) TELEPHONE NO.
			AREA CODE 903	NUMBER 572-9881
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Kirk L. Lee	RELATIONSHIP TO ISSUER Director/Officer	(c) ADDRESS STREET CITY STATE ZIP CODE 201 South Jefferson Ave Mt. Pleasant, TX 75455
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number
Common Stock	FinTech Securities 1010 Huntcliff NE Suite 1230 Atlanta, GA 30350		4,987 (1)(2)	174,793.25 (3)	11,058,956	3/09/18 through 3/14/18	NASDAQ

INSTRUCTIONS:
1. (a) Name of issuer
     (b) Issuer’s I.R.S. Identification Number
     (c) Issuer’s S.E.C. file number, if any
     (d) Issuer’s address, including zip code
     (e) Issuer’s telephone number, including area code

3. (a) Title of the class of securities to be sold
     (b) Name and address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
      (f) Approximate date on which the securities are to be sold
      (g) Name of each securities exchange, if any, on which the securities are intended to be sold

2. (a) Name of person for whose account the securities are to be sold
     (b) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (c) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	Various	Issuer common stock allocated to the reporting person’s account in the Issuer’s KSOP	Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions	119,721	Various	Rollover of funds from the reporting person’s retirement account with prior employer to his account in Issuer’s KSOP
INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None

REMARKS:
(1) On March 8, 2018, the shares to be sold were transferred from the reporting person's employer stock account in the Issuer’s KSOP to an individual retirement account maintained by the Trust Department of Guaranty Bank & Trust, N.A. as IRA Custodian for the reporting person, through a rollover transaction permitted by the terms of the Issuer’s KSOP.
(2) On March 9, 2018, the reporting person filed a Form 144 indicating his intention to sell 25,878 shares of the Issuer's common stock between March 9, 2018 and March 14, 2018. The reporting person is filing this Amendment to the Form 144 to reflect the fact that the reporting person sold 4,987 shares of the Issuer's common stock during this time frame, rather than 25,878 shares as originally reported in the Form 144. In the event that the reporting person intends to sell additional shares of the Issuer's common stock after the filing of this Amendment, he will file a new Form 144, if required, to reflect such intention.
(3) Represents the aggregate sales proceeds received by the reporting person as a result of his sale of 4,987 shares.

   INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

March 15, 2018	/s/ Randall R. Kucera, as attorney in fact
Date of Notice	(Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures. SEC 1147 (02-08)

Date of Plan Adoption or Giving of Instruction, if Relying on Rule 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)